
15047107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38553

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Biltmore International Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1090 King Georges Post Road, Suite 203
(No. and Street)

Edison (City) NJ (State) 08837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Rawdon (732) 791-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolinetz, Lafazam & Company P.C.
(Name – *if individual, state last, first, middle name*)

5 North Village Avenue (Address) Rockville Centre (City) NY (State) 11570 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES M. RAWDON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BILTMORE INTERNATIONAL CORPORATION, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM R DEBENEDETTO
Notary Public
State of New Jersey
My Commission Expires Nov 21, 2018

Signature

Senior Vice President
Title

Notary Public

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Biltmore International Corporation

We have audited the accompanying financial statements of Biltmore International Corporation (a New York corporation) ("the Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Biltmore International Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying Computation of Net Capital Under S.E.C. Rule 15c3-1 as of December 31, 2014 and Reconciliation of the Computation of Net Capital as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 23, 2015

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents		$ 365,758
Receivable from clearing broker		2,628,861
Securities owned – at market value		1,304,904
Property and equipment – net		8,380
Other assets		5,000
Total Assets		$ 4,312,903

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 298,179
Payable to clearing broker		1,206,697
Securities sold, not yet purchased – at market value		98,207
Total Liabilities		1,603,083
Commitments and Contingencies		
Subordinated borrowings – related party		1,600,000
Stockholder's Equity:		
Common stock, $1 par value; authorized 100,000 shares, issued and outstanding 20,000 shares	$ 20,000	
Additional paid-in capital	450,000	
Retained earnings	639,820	
Total Stockholder's Equity		1,109,820
Total Liabilities and Stockholder's Equity		$ 4,312,903

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:		
Principal transactions, net		$ 2,724,729
Interest		322
Total Revenues		2,725,051
COSTS AND EXPENSES:		
Clearing and execution charges	$ 266,672	
Communication and data processing	354,317	
Compensation – officer/stockholder	300,000	
Employee compensation and benefits	1,338,686	
Occupancy costs	38,476	
Regulatory fees	11,691	
Interest expense	160,000	
Other operating expenses	162,691	
Total Costs and Expenses		2,632,533
NET INCOME		$ 92,518

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance – Beginning of Year	$ 1,600,000
Borrowings	-
Repayments	-
Balance – End of Year	$ 1,600,000

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance – Beginning of Year	$ 20,000	$ 450,000	$ 547,302	$ 1,017,302
Net Income	-	-	92,518	92,518
Balance – End of Year	$ 20,000	$ 450,000	$ 639,820	$ 1,109,820

The accompanying notes are an integral part of the financial statements.

BILTMORE INTERNATIONAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities:		
Net income		$ 92,518
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation		7,501
Changes in Operating Assets and Liabilities:		
Receivable from clearing broker	$ 131,086	
Securities owned – at market value	412,661	
Accounts payable and accrued expenses	(280,785)	
Payable to clearing broker	(415,249)	
Securities sold, not yet purchased – at market value	2,588	(149,699)
Net Cash (Used) by Operating Activities		(49,680)
Cash Flows from Investing Activities:		
Capital expenditures		(3,317)
Net Cash (Used) by Investing Activities		(3,317)
Cash Flows from Financing Activities		-
(Decrease) in Cash and Cash Equivalents		(52,997)
Cash and Cash Equivalents – Beginning of Year		418,755
Cash and Cash Equivalents – End of Year		$ 365,758
Supplemental Cash Flow Disclosures:		
Cash Paid for Interest		$ 160,000
Cash Paid for Income Taxes		$ 1,525
Supplemental Disclosure of Non-Cash Financing Activities:		
Extension of Subordinated Borrowings		$ 1,600,000

The accompanying notes are an integral part of the financial statements.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Biltmore International Corporation, (the "Company") is a brokerage firm engaged primarily in securities trading. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged primarily in market-making and securities trading as principal.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are stated at fair value and are recorded in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* They represent equity securities in which the Company acts as market maker and perform proprietary trading.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price. A liability is thereby created to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of operations.

Depreciation

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets, which approximate three to seven years.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as an S corporation under the Internal Revenue Code and New Jersey and New York State tax codes. In lieu of corporation income taxes, the Stockholder's of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the accompanying financial statements.

Revenue Recognition

The Company records proprietary and firm trading transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices. The Company records client transactions on a trade date basis.

Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair Value (Continued)

Fair Value Hierarchy (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

There were no transfers between level 1 and level 2 during the year.

The following table summarizes the inputs used to value the Company's assets and liabilities measured at fair value as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Assets				
Equity securities	$ -	$ 1,304,904	$ -	$ 1,304,904
Liabilities				
Equity securities	$ -	$ 98,207	$ -	$ 98,207

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Financial Instruments

The Company's financial instruments include cash and cash equivalents, receivable from clearing broker, securities owned and securities sold, not yet purchased, accounts payable and accrued expenses, payable to clearing broker and subordinated notes payable.

The carrying amounts of cash and cash equivalents, receivable from clearing broker, securities owned and securities sold, not yet purchased, accounts payable and accrued expenses and payable to clearing broker approximate fair value because of the short maturity of these instruments. The recorded value of long-term subordinated debt approximates its fair value as the terms and rates approximate market rates.

NOTE 2 - Clearing Broker Receivables and Payables

Amounts receivable from and payable to clearing broker consist of the following:

	Receivable	Payable
Clearing broker deposits	$ 2,628,861	$ -
Payable on securities positions, net		1,206,697
	$ 2,628,861	$ 1,206,697

NOTE 3 - Property and Equipment

Property and equipment consists of the following:

Furniture and Fixtures	$ 13,879
Computers and Office Equipment	67,750
	81,629
Less: Accumulated Depreciation	73,249
	$ 8,380

Depreciation expense for the year ended December 31, 2014 was $7,501.

NOTE 4 - Subordinated Borrowings – Related Party

Subordinated borrowings consist of the following:

1. Subordinated loan agreement with the Company's President and sole stockholder, in the amount of $1,000,000. The loan agreement calls for interest at 10% per annum and became effective December 31, 2007. The loan was extended in 2014 to mature December 31, 2015. Interest expense on the loan was $100,000 for the year ended December 31, 2014 and accrued interest payable was $100,000 at December 31, 2014.

   The loan has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the Rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

2. Subordinated loan agreement with the Company's President and sole stockholder, in the amount of $600,000. The loan agreement calls for interest at 10% per annum and became effective December 29, 2006. The loan was extended in 2014 to mature December 29, 2015. Interest expense on the loan was $60,000 for the year ended December 31, 2014 and accrued interest payable was $60,000 at December 31, 2014.

   The loan has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the Rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

NOTE 5 - Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("the Rule") under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, equal to the greater of $100,000 or $2,500 for each stock it posts a quote in that trades above $5 per share and $1,000 for each stock it posts a quote in that trades at $5 or less per share, up to $1,000,000 and a net capital ratio, as defined, of a maximum of 1500%. At December 31, 2014 the Company's net capital was $2,500,705, which exceeded its minimum net capital requirement by $1,500,705 and its net capital ratio was 11.92%.

NOTE 6 - Commitments and Contingencies

Lease Commitments

The Company leases its office space under a noncancellable operating lease that commenced July 7, 2010 and terminates August 31, 2015. The lease calls for payments of annual base rent plus real estate taxes and other occupancy costs. Approximate minimum annual rentals under this lease are as follows:

Year Ending December 31,	Amount
2015	$ 19,000

NOTE 6 - Commitments and Contingencies (Continued)

Lease Commitments (Continued)

Rent expense under this lease for the year ended December 31, 2014 was approximately $31,000.

NOTE 7 - Profit Sharing Plan

The Company sponsors a defined contribution 401(k) profit sharing plan ("the Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. Contributions for the year ended December 31, 2014 amounted to approximately $56,000.

NOTE 8 - Related Party Transactions

Included in accounts payable and accrued expenses is accrued interest on subordinated debt in the amount of $160,000.

NOTE 9 - Financial Instruments with Off-Balance Sheet Credit Risk

The Company maintains inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transactions. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

NOTE 10 - Subsequent Events

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2014 that would require recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

BILTMORE INTERNATIONAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1
DECEMBER 31, 2014

CREDIT ITEMS:		
Total Stockholder's' equity		$ 1,109,820
Subordinated liability		1,600,000
Total Credit Items		2,709,820
DEBIT ITEMS:		
Property and equipment - net	$ 8,380	
Other assets	5,000	
Total Debit Items		13,380
Net Capital Before Haircuts		2,696,440
Haircuts on Securities:		
Other securities	$ 195,735	
Total Haircuts		195,735
Net Capital		2,500,705
Less: Minimum net capital requirement		1,000,000
Remainder: Net capital in excess of all requirements		$ 1,500,705

Capital Ratio: (Maximum allowance 1500%)

Aggregate Indebtedness	$ 298,179	= 11.92%
Divided by: Net Capital	$2,500,705	

Aggregate Indebtedness:

Accounts payable and accrued expenses	$ 298,179

BILTMORE INTERNATIONAL CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2014

Net capital - per Company's unaudited X-17A-5 Part II A Filing	$ 2,500,706
Adjustments:	
Rounding	(1)
Net capital - per report pursuant to Rule 17a-5(d)	$ 2,500,705

Wolinetz, Lafazan & Company, P.C.
Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Biltmore International Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Biltmore International Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Biltmore International Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provisions") and (2) Biltmore International Corporation stated that Biltmore International Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Biltmore International Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Biltmore International Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.



WOLINETZ, LAFAZAN & COMPANY. P.C.

Rockville Centre, New York
February 23, 2015

Biltmore International Corporation

1090 King Georges Post Road
Suite 203
Edison, New Jersey 08837
(732) 791-4000

EXEMPTION REPORT

Biltmore International Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Biltmore International Corporation

I, John R. Gladdis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
John R. Gladdis

Title: Chief Executive Officer

February 23, 2015

Wolinetz, Lafazan & Company, P.C.

Certified Public Accountants

5 North Village Avenue
Rockville Centre
New York 11570
516-536-0770
Fax: 516-536-5753
www.wolafcpa.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors
Biltmore International Corporation
1090 King Georges Post Road
Suite 203
Edison, NJ 08837

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Biltmore International Corporation ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
February 23, 2015

BILTMORE INTERNATIONAL CORPORATION
SECURITIES INVESTOR PROTECTION CORPORATION
GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2014
(See Independent Accountants' Report on Applying Agreed-Upon Procedures)

Total Revenue	$ 2,725,051
Less:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	266,672
Total Deductions	266,672
SIPC Net Operating Revenue	$ 2,458,379
General Assessment at .0025	$ 6,146
Less:	
Payment made with SIPC-6	4,652
Payment made with SIPC-7, February 20, 2015	$ 1,494

Biltmore International Corp.

members finra sipc

1090 King Georges Post Road Suite 203 Edison, NJ 08837
Phone:(732) 791-4000 Fax:(732) 791-4007



VIA: Federal Express

February 25, 2015

US Securities and Exchange Commission
Headquarters
100F Street, NE
Washington, DC 20549
(202) 942-8088

Re: Biltmore International Corporation Annual Audit. CRD#: 21163

Dear Sir or Madam:

Enclosed are 2 copies of Biltmore International Corporation's Annual Report pursuant to Rule 17a-5(d).

If you require any additional information, please feel free to call me at (732) 791-4000.

Sincerely,

John Gladdis
President

Encl:

BILTMORE INTERNATIONAL CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2014

BILTMORE INTERNATIONAL CORPORATION
Financial Report
December 31, 2014

CONTENTS